CALVIN B. TAYLOR BANKSHARES, INC.
P. O. Box 5, 24 North Main Street, Berlin, Maryland 21811
(410) 641-1700

July 26, 2007

Mr. Kevin W. Vaughn, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Subject: Response to letter dated June 27, 2007
Calvin B. Taylor Bankshares, Inc. (Company)
Form 10-K for Fiscal Year Ended December 31, 2006 (Filed March 13, 2007)
File No. 000-50047

Dear Mr. Vaughn,

    Thank you for your response to our proposed disclosures provided to the Commission on June 15, 2007, and filed with the Commission on July 9, 2007. Our response to your comments in the referenced letter follows:

Cover Page
Comment # 1
    We have indicated by check mark that the Company is a well-known seasoned issuer. This designation is incorrect. We will revise our filing to remove this designation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loan Quality, page 15
Comment # 2
    In this comment, you reference our change from tabular presentation in earlier filings to narrative format in the referenced filing. As we explained in an earlier phone conversation, prior to 2006 our ALLL methodology included a formula which applied the regulatory guidance of the time. This formula included the application of industry loss percentages and/or peer levels of the ALLL to our portfolio. This methodology was reviewed and accepted by our banking regulators at least every eighteen months. In December 2006, the "Interagency Policy Statement on the Allowance for Loan and Lease Losses (ALLL)," was concurrently released by five federal financial institution regulators including FDIC, the federal regulator of our subsidiary bank. In compliance with this guidance, we revised our methodology. While we believe that our proposed narrative disclosure was both clear and accurate, we accept that you do not agree. In the interest of satisfying your requirement, we propose to supplement our earlier proposed narrative to include a table allocating the ALLL by category of loan.

Mr. Kevin W. Vaughn, Branch Chief
United States Securities and Exchange Commission
July 26, 2007

Comments #2, #3, #4, #5, #6, #9, & #10
    We have attached a proposed amendment to our Form 10-K which we believe addresses these items.

Comments # 7 & # 8
    We have included the requested Critical Accounting Polices.
    We believe that the tabular presentation in the proposed amendment answers the remaining points in comments #7 and #8. Our unallocated portion as a percentage of the total ALLL was 98.39% at 12/31/06, 98.51% at 12/31/05, and 96.87% at 12/31/04. We consider these percentages to be "substantially all" of the ALLL.

Liquidity and Interest Rate Sensitivity, page 16
Comment # 11
     We believe that the attached proposed amendment addresses this item.

Other: Disclosure of method used to establish fair value of debt securities
    Per our earlier correspondence, we agree to incorporate the revisions proposed in our correspondence filed with the commission on May 11, 2007, in our next Form 10-Q. We will include improved disclosure of the method used to establish the fair values of debt securities in the MD&A under the subtopic Financial Condition.

    Thank you for assisting us to improve compliance with disclosure requirements.

Sincerely,

/s/ Raymond M. Thompson
 Raymond M. Thompson
President and Chief Executive Officer

/s/ Jennifer G. Hawkins
Jennifer G. Hawkins
Treasurer and Principal Financial Officer

The following pages are a proposed amendment of

Form 10-K for the year ended December 31, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
 Commission File No. 000-50047

Calvin B. Taylor Bankshares, Inc.
(Exact name of registrant as specified in its Charter)

Maryland
 (State of incorporation or organization)

52-1948274
 (I.R.S. Employer Identification No.)

24 North Main Street, Berlin, Maryland 21811
 (Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (410) 641-1700

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act: Common Stock, par value $1.00 per share

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ____ No [ X ]

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ____ No [ X ]

Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No ____

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained in this form, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ____ Accelerated filer [ X ] Non- accelerated filer ____

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ____ No [ X ]

The aggregate market value of the Common Stock, all of which has voting rights, held by non-affiliates of the registrant on December 31, 2006, was $98,432,775. This calculation is based upon the last price known to the registrant at which its Common Stock was sold as of the last business day of the registrant’s most recently completed second fiscal quarter. As of June 30, 2006, the last known sale price was $37.50 per share. There is not an active trading market for the Common Stock and it is not possible to identify precisely the market value of the Common Stock.

On February 28, 2007, 3,145,489 shares of the registrant's common stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
 The Company's Proxy Statement for Annual Meeting of Stockholders to be held on May 9, 2007, is incorporated by reference in this Form 10-K in Part III, Item 10, Item 11, Item 12, Item 13, and Item 14.

Purpose of Amendment

Calvin B. Taylor Bankshares, Inc. (Company) hereby amends the following items of its Annual Report on Form 10-K dated December 31, 2006, and filed on March 13, 2007.

Cover Page: The Company incorrectly identified itself as a well-known seasoned issuer. This designation is corrected in this amended filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, Critical Accounting Policies: This section is added to the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, Loan Quality: This section is retitled "Loan Quality and the Allowance for Loan Losses" and is amended to expand disclosures related to the Company’s methodology for evaluating adequacy of the allowance for loan losses. A table has been added to this disclosure showing the allocation of the allowance for loan losses to major categories of loans.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, Liquidity and Interest Rate Sensitivity: This section is amended to add a description of the source of funding of the loan growth which occurred in recent years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

    The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and related notes and other statistical information included in this report.

Critical Accounting Policies

    The Company’s financial condition and results of operations are sensitive to accounting measurements and estimates of inherently uncertain matters. When applying accounting policies in areas that are subjective in nature, management uses its best judgment to arrive at the carrying value of certain assets. One of the most critical accounting policies applied is related to the valuation of the loan portfolio. Management estimates the appropriate allowance for loan losses, including the timing of loan charge-offs.

    The allowance for loan losses represents a reserve for potential losses in the loan portfolio. It is one of the most difficult and subjective judgments. The adequacy of the allowance for loan losses is evaluated quarterly based on a review of the loan portfolio, with particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level relies on management's judgment about factors affecting loan quality, current trends in delinquencies and charge-offs, and anticipated changes in the composition and size of the portfolio, as well as an analysis of historical loan loss ratios. Management also considers external factors such as changes in the interest rate environment, the view of the Bank’s regulators, economic conditions in the Bank’s service area and beyond, and legislation that affects the banking industry.

Loan Quality and the Allowance for Loan Losses

    The allowance for loan losses represents an allowance for potential losses in the loan portfolio. The allowance is increased by current period provisions recorded as expense and by recoveries of amounts previously charged-off. The allowance is decreased when loans are charged-off as losses. The adequacy of the allowance for loan losses is evaluated at least quarterly based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the allowance rests upon management's judgment about factors affecting loan quality and assumptions about the economy. As of December 31, 2006, 2005, and 2004, management considers the allowance appropriate and adequate to cover inherent losses in the loan portfolio. As of December 31, 2006, management had not identified any loans which are anticipated to be charged-off within the next 12 months. However, there can be no assurance that charge-offs in future periods will not occur, or that they will not exceed the allowance for loan losses, or that additional increases in the loan loss allowance will not be required.

    The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. No provision for loan losses was made in 2006, 2005, or 2004, due to low levels of delinquencies, minimal historical loan losses, conservative underwriting practices, and high asset quality. If management’s methodology for assessing the adequacy of the allowance indicates that the allowance is less than required by generally accepted accounting principles, the allowance will be increased. If management’s assessment indicates that the allowance is materially higher than required by generally accepted accounting principles, the Company would seek concurrence of its banking regulators prior to recording a negative provision for the fiscal year.

    The following table shows activity in the allowance for loan losses during the five most recent fiscal years.
Allowance for Loan Losses
	2006	2005	2004	2003	2002
Balance at beginning of year	$ 2,190,709	$ 2,177,926	$ 2,187,277	$ 2,181,135	$ 2,195,922
Loan losses:
Commercial	5,357	-	-	-	6,816
Mortgages	-	-	-	-	-
Consumer	10,029	8,131	13,874	3,423	41,954
Total loan losses	15,386	8,131	13,874	3,423	48,770
Recoveries on loans previously charged off:
Commercial	-	-	2,577	533	1,000
Mortgages	-	15,263	-	-	-
Consumer	95	5,651	1,946	9,032	7,983
Total loan recoveries	95	20,914	4,523	9,565	8,983
Net loan losses (recoveries)	15,291	(12,783)	9,351	(6,142)	39,787
Provision for loan losses charged to expense	-	-	-	-	25,000
Balance at end of year	$ 2,175,418	$ 2,190,709	$ 2,177,926	$ 2,187,277	$ 2,181,135

Allowance for loan losses to loans
outstanding at end of year	0.93%	1.06%	1.33%	1.33%	1.33%
Net charge-offs to average loans	0.01%	-0.01%	0.01%	0.00%	0.02%

    The following table details the allocation of the allowance to major categories of loans at the three most recent year-ends. This table re-states the allocation for years ended December 31, 2005 and 2004, as presented in previously filed Forms 10-K for years then ended. In 2006, management revised its methodology for assessment of adequacy of the ALLL. The revised methodology reflects management’s interpretation of the requirements of the "Interagency Policy Statement on the Allowance for Loan and Lease Losses (ALLL)" which was released in December 2006 by five federal financial institution regulators including FDIC, the federal regulator of the Bank.

Allocation of Allowance for Loan Losses
	December 31, 2006		December 31, 2005		December 31, 2004
	(a)	(b)	(a)	(b)	(a)	(b)
Commercial	$ 10,556	9.97%	$ 9,738	10.39%	$ 47,218	8.56%
Real estate	-	73.03	-	77.20	-	81.47
Construction	-	15.99	-	11.34	-	8.74
Consumer	24,347	1.01	22,926	1.07	20,805	1.23
Subtotal	34,903	100.00%	32,664	100.00%	68,023	100.00%
Unallocated	2,140,515		2,158,045		2,109,903
Total	$ 2,175,418		$ 2,190,709		$ 2,177,926

(a) Balance at period end applicable to each loan category.
(b) Balance of loans in each category as a percentage of total loans.

    It is the Company’s policy to evaluate loan portfolio risk for the purpose of establishing an adequate allowance. In accordance with FAS 114, the allowance may include reserves for specific loans identified as substandard during management's loan review or the Company’s independent loan review or internal audit functions. For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. There were no specific reserves as of December 31, 2006, 2005, or 2004.
    The evaluation of the adequacy of the allowance for loan losses includes an analysis of historical loan losses ratios, loan charge-offs, delinquency trends, and previous collection experience. Homogenous categories of loans are evaluated based on loss experience in the most recent five years, applied to the current portfolio. This formulation gives weight to portfolio size and loss experience for categories of real-estate secured loans, other loans to commercial borrowers, and other consumer loans. The Company applies the highest actual loss percentage occurring in the previous five years in each homogeneous category of loans to the balance of loans in the corresponding category at each year-end presented. Loan categories are based on a division of real-estate secured loans versus non-real estate secured loans, which are further divided by commercial versus consumer purpose. These same categories are used to group loans with similar characteristics for evaluation of collectibility. Real estate and construction loans pose the lowest risk of loss, while loans to businesses and consumers which are either unsecured or secured by assets other than real property have historically incurred higher losses. There has been no change in the Bank’s underwriting practices or product offerings that alters the applicability of historical performance to the prediction of future losses. No portion of the ALLL is calculated on the total loan portfolio.
    Management considers external factors including economic risk, market risk, interest rate risk, and regulatory risk. Economic risk is defined as risk to the portfolio from local, regional, or national fluctuations in general economic conditions such as energy costs, unemployment trends, and consumer spending. Market risk is defined as risk to the portfolio from general competitive conditions such as loan or deposit rate pressure and the introduction or exit of competitor financial institutions or branches into the Bank’s trade area. Interest rate risk is defined as risk to the portfolio from federal monetary policy strategies designed to increase or decrease the availability of credit to borrowers. Regulatory risk is defined as risk to the portfolio from regulatory guidance to enhance or limit general credit granting practices by financial institutions. Management currently considers all of these risks to be stable and has made no additional allocation to the reserve for any category of loans in any of the periods presented based on these factors.
    Individual external factors may affect one loan category more than others. Non-real estate loans, both commercial and consumer, are effected by the impact of general economic trends on borrowers’ ability to repay their loans according to contractual terms. Real-estate secured loans are particularly affected by the changes in the housing market and collateral values. The majority of the Company’s loan and loan commitment growth in recent years has been in the real-estate secured categories. Due in part to conservative underwriting practices, including strict adherence to conservative loan-to-value criteria, the Bank has not incurred losses in its real estate loan portfolio since 1997. The recent slow-down in the real-estate market has affected both the price and time to market residential and commercial properties. Management closely monitors such trends and the potential effect on the Company, and adjusts underwriting standards and collateral evaluation practices accordingly. To date, market uncertainties have not had an adverse effect on delinquency rates in the existing real estate or construction portfolios, and management does not anticipate any deterioration at this time.
    The unallocated portion of the allowance is the result of the Bank’s compliance with regulatory guidance over many years. It cannot be allocated to individual loans or categories of loans in any meaningful way. During 2006, 2005, and 2004, the unallocated portion of the ALLL has changed as a result of increases or decreases in 1) allocations attributable to specific categories of loans, and 2) the total balance in the ALLL, which decreases and increases with charge-offs and recoveries, respectively.

    As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest payments received on nonaccrual loans are recognized as a reduction of principal. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due and collateral is insufficient to discharge the debt in full. When a loan is placed in nonaccrual status, all interest that has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.
    Loans are considered impaired when, based on current information, management considers it unlikely that collection of principal and interest payments will be made according to contractual terms. Generally, loans are not reviewed for impairment until the accrual of interest has been discontinued. There were no nonaccrual loans or impaired loans at December 31, 2006, 2005, or 2004.
    Nonperforming loans are loans past due 90 or more days and still accruing plus nonaccrual loans. When real estate acquired in foreclosure and held for sale is included with nonperforming loans, the result comprises nonperforming assets. There were no nonperforming assets other than nonperforming loans as of December 31, 2006, 2005, 2004, 2003, or 2002, as shown in the following table.

Nonperforming assets
	2006	2005	2004	2003	2002
Loans 90 days or more past due
and still accruing	$ 239,620	$ 131,717	$ 391,676	$ 315,395	$ 282,856
Nonaccruing loans	-	-	-	-	2,222
Total nonperforming loans	$ 239,620	$ 131,717	$ 391,676	$ 315,395	$ 285,078

Liquidity and Interest Rate Sensitivity
     The primary objective of asset/liability management is to ensure the steady growth of the Company's primary source of earnings, net interest income. Net interest income can fluctuate with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.
    Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. Average liquid assets (cash and amounts due from banks, interest-bearing deposits in other banks, federal funds sold, and investment securities) were 45.61% of average deposits for 2006, compared to 62.06% and 67.94% for 2005 and 2004, respectively.
    Average loans to average deposits were 75.04%, 57.24%, and 49.90% for 2006, 2005, and 2004. The increase in the loan to deposit ratio from 2005 to 2006 is attributable to 21.83% growth in the average loan portfolio accompanied by a 7.08% reduction in average deposits during 2006. Funding for these loans was provided by reduction of the investment portfolio. As loans earn at higher average rates than investments, this shift has a positive effect on earnings. The increase in loans does not negatively impact the Company's ability to meet liquidity demands.